
August 23, 2023

Chengfang Lu
Acting Chief Financial Officer
Lizhi Inc.
No. 309 Middle Huangpu Avenue
Tianhe District, Guangzhou 510655
The People's Republic of China

> **Re: Lizhi Inc.**
> **Form 20-F for the Fiscal Year Ended December 31, 2022**
> **Filed April 28, 2023**
> **File No. 001-39177**

Dear Chengfang Lu:

We have reviewed your August 4, 2023 response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our July 21, 2023 letter.

Form 20-F for the Fiscal Year Ended December 31, 2022

General

1. Please update your analysis of the company's status under the Investment Company Act of 1940 (the "Investment Company Act"), including all figures and calculations, as of the end of the company's last preceding fiscal quarter. In your updated analysis:
   - Specifically identify how the company invested the proceeds of the matured Bank Structured Product and redeemed non-US money market fund. In this regard, we note your representation that the "company intends to deposit the cash redemption amount in a bank demand deposit account or other short-term instruments…." Also describe whether "short-term instruments" includes "securities" as that term is defined in section 2(a)(36) of the Investment Company Act.

- Specifically identify the values assigned to each of the assets analyzed under the "asset test," including the contractual rights to receive substantially all of the economic benefits of the VIEs.

2. We note your response to prior comment 1 that "the extent the shareholder of the VIEs can exert control of the Company's management and operation of the VIEs through these shareholders' voting power over the Company is very limited" and your discussion of the director and officer roles that VIE shareholders have at the company. Please clarify whether such VIE shareholders may control the company through their ownership of Class A or Class B shares of the company.

3. With respect to your analysis as of the company's status under the Investment Company Act as of the end of prior fiscal quarters:
   - Based on the information you have provided to date, we are unable to agree with your position that you could treat shares of a non-US money market fund as cash items for purposes of your compliance with Rule 3a-1 under the Investment Company Act. In this regard, we note that the company's non-US money market fund was apparently not registered with the Commission and subject to Rule 2a-7.

   - In addition, based on the information you have provided to date, we are also unable to agree with your position that you could treat the Bank Structured Deposit as a cash item for purposes of your compliance with Rule 3a-1. In this regard, we note that you have not provided a detailed description of the material terms of the Bank Structured Deposit, together with your analysis regarding why, specifically, such terms would have indicated that the Bank Structured Product was a bank instrument that should be treated as a cash item.

   - Please clarify whether you believe the company satisfied the "income test" under Rule 3a-1. In this regard, we note that you appear to have concluded that you had net income of RMB3,701,000 and income of RMB 3,712,000 from investment securities, which appears to indicate that the company did not meet the conditions of Rule 3a-1. To the extent that you believe that the company did not meet the income test under Rule 3a-1, but instead offer your analysis of the company's income with respect to its reliance on the exception from the definition of an investment company under section 3(b)(1), please so clarify.

   - Please clarify whether you treated the company's non-US money-market fund as an investment security under the "asset test" under Rule 3a-1. In this regard, we note that you appear to have assumed that income from the non-US money market fund is income from investment securities for purposes of the "income test," but have not specifically identified the non-US money market fund as an investment security for purposes of the "asset test." Compare footnote 3 and the discussion of "(ii) short-term investments" in your July 7, 2023 letter with footnote 4. and accompanying text in your July 7, 2023 letter.

4.   Please propose risk factor language that clearly discloses (i) the bases on which you claim to be exempt from registration and regulation under the Investment Company Act and (ii) the consequences if you are deemed to be an investment company under the Investment Company Act, as well as the risks associated with the operation of an unregistered investment company. To the extent you have relied on the exception from the definition of an investment company at section 3(b)(1) of the Investment Company Act, please specifically address this in your risk disclosure.

    You may contact Chen Chen, Staff Accountant, at 202-551-7351 or Christine Dietz, Senior Staff Accountant, at 202-551-3408 with any questions.

Sincerely,

Division of Corporation Finance
Office of Technology

cc: Li He